Exhibit 99.1

July 3, 2023

Dear Chemomab Therapeutics Ltd. Shareholders:

We cordially invite you to attend the Annual General Meeting of Shareholders (the “Meeting”) of Chemomab Therapeutics Ltd. (the “Company”), to be held on August 7, 2023 at 4:30 p.m. (Israel time), at Meitar | Law Offices, located at 16 Abba Hillel Road, 10th floor, Ramat Gan 5250608, Israel.

The Company’s notice of the Meeting, as published on July 3, 2023, and the proxy statement appearing on the following pages, describe in detail the matters to be acted upon at the Meeting.

At the Meeting, shareholders will be asked to consider and vote on the matters listed in the enclosed Notice of Annual General Meeting of Shareholders. Our board of directors recommends that you vote FOR each of the proposals listed in the notice.

Only shareholders of record at the close of business on July 3, 2023 are entitled to notice of and to vote at the Meeting or any postponement or adjournment thereof.

We look forward to greeting personally those shareholders who are able to be present at the Meeting; however, whether or not you plan to attend in person, it is important that your shares be represented. Holders of our American Depositary Shares (“ADSs”) will receive voting instruction cards either electronically or by physical mail, depending on the delivery instructions such holder has provided to its bank or broker. The voting instruction cards will be distributed by Broadridge Financial Solutions or each holder’s bank or broker on behalf of the Bank of New York Mellon, the depositary of the ADSs, and the voting instruction cards will enable them to instruct the Bank of New York Mellon on how to vote the Company’s ordinary shares represented by their ADSs with regard to the proposals listed in the Notice of Annual Meeting of Shareholders. Accordingly, please sign and date the voting instruction card at your earliest convenience and either submit it electronically using the instructions enclosed or mail it in the envelope provided.

We look forward to greeting as many of you as can attend the Meeting.

Sincerely,
/s/ Dr. Nissim Darvish
Chairperson of the Board of Directors

Chemomab Therapeutics Ltd.
Kiryat Atidim, Building 7, Tel-Aviv, Israel

Notice of Annual General Meeting of Shareholders

To be Held on August 7, 2023

Dear Chemomab Therapeutics Ltd. Shareholders:

We cordially invite you to attend the Annual General Meeting of shareholders (the “Meeting”) of Chemomab Therapeutics Ltd. (the “Company”), to be held on August 7, 2023 at 4:30 p.m. (Israel time), at Meitar | Law Offices, located at 16 Abba Hillel Road, 10th floor, Ramat Gan 5250608, Israel.

The following matters are on the agenda for the Meeting:

(1)
To re-elect each of Dr. Claude Nicaise and Mr. Neil Cohen as Class II directors, to hold office until the close of the Company’s annual general meeting of shareholders in 2026, and until their respective successors are duly elected and qualified, or until their respective offices are vacated in accordance with our Articles of Association or the Companies Law;

(2)	To approve an amendment to the compensation terms of Dr. Adi Mor in connection with her appointment as the Company’s Chief Executive Officer;

(3)	To approve amendments to the compensation terms of the non-executive members of the Board of Directors of the Company;

(4)
To approve the re-appointment of Somekh Chaikin, a member firm of KPMG International, as the Company’s independent registered public accounting firm for the year ending December 31, 2023 and until the Company’s next annual general meeting of shareholders, and to authorize the Company’s board of directors (with power of delegation to its audit committee) to set the fees to be paid to such auditors.

In addition to considering and voting on the foregoing proposals (the “Proposals”), members of the Company’s management will be available at the Meeting to discuss the consolidated financial statements of the Company for the fiscal year ended December 31, 2022.

You are entitled to receive notice of, and vote at, the Meeting if you are a shareholder of record at the close of business on July 3, 2023, in person or through a broker, trustee or other nominee that is one of our shareholders of record at such time, or which appear in the participant listing of a securities depository on that date.

We look forward to greeting personally those shareholders who are able to be present at the Meeting; however, whether or not you plan to attend in person, it is important that your shares be represented. Holders of our American Depositary Shares, each representing twenty (20) ordinary shares of no par value (“ADSs”) will receive voting instruction cards either electronically or by physical mail, depending on the delivery instructions such holder has provided to its bank or broker. The voting instruction cards will be distributed by Broadridge Financial Solutions or each holder’s bank or broker on behalf of the Bank of New York Mellon, the depositary of the ADSs, and the voting instruction cards will enable them to instruct the Bank of New York Mellon on how to vote the Company’s ordinary shares represented by their ADSs with regard to the proposals listed in the Notice of Annual Meeting of Shareholders. Accordingly, please sign and date the voting instruction card at your earliest convenience and either submit it electronically using the instructions enclosed or mail it in the envelope provided.

Our Board of Directors unanimously recommends that you vote “FOR” each of the above Proposals, which are described in the accompanying proxy statement.

The presence (in person or by proxy) of any two or more shareholders holding, in the aggregate, at least 25% of the voting power of the ADSs constitutes a quorum for purposes of the Meeting. If such quorum is not present within half an hour from the time scheduled for the Meeting, the Meeting will be adjourned to the following week (to the same day, time and place or to a specified day, time and place). At such adjourned meeting the presence of at least one or more shareholders in person or by proxy (regardless of the voting power represented by their ADSs) will constitute a quorum.

Section 66(b) of the Israeli Companies Law, 5759-1999 (the “Companies Law”) allows shareholders who hold at least 1% of our outstanding voting power to submit a request to include a proposal on the agenda of a general meeting of our shareholders. Such request made by an eligible shareholder must be received by us no later than July 10, 2023. A copy of the proxy statement (which includes the full version of the proposed resolutions) and a proxy card is being distributed to shareholders and also furnished to the U.S. Securities and Exchange Commission, under cover of Form 6-K. Shareholders are also able to review the proxy statement at the “Investor Relations” portion of our website https://investors.chemomab.com/ or at our headquarters at Kiryat Atidim, Building 7, Tel Aviv, Israel 6158002, upon prior notice and during regular working hours (telephone number: +972-77-331-0156) until the date of the Meeting.

The affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy and voting thereon is necessary for the approval of each proposal; provided however that the approval of Proposal No. 2 is subject to the fulfillment of one of the following additional voting requirements:

(i)
a majority of the shares that are voted at the Meeting in favor of the proposal, excluding abstentions, includes a majority of the votes of shareholders present and voting who are not controlling shareholders or do not have a personal interest in the approval of the proposal; or

(ii)	the total number of shares held by the shareholders mentioned in clause (i) above that are voted against the proposal does not exceed two percent (2%) of the aggregate voting rights in the Company.

A “controlling shareholder” is defined as any shareholder that has the ability to direct the company’s activities (other than by means of being a director or office holder (as defined in the Israeli Companies Law) of the company), including, with respect to Proposal No. 2, a person who holds 25% or more of the voting rights in the general meeting of the company if there is no other person who holds more than 50% of the voting rights in the company.  Two or more persons holding voting rights in the company each of which has a personal interest in the approval of the transaction being brought for approval of the company will be considered to be joint holders. A person is presumed to be a controlling shareholder if it holds or controls, by himself or together with others, one half or more of any one of the “means of control” of the company. “Means of control” is defined as any one of the following: (i) the right to vote at a general meeting of the company, or (ii) the right to appoint directors of the company or its chief executive officer.

A “personal interest” of a shareholder in an action or transaction of a company includes (i) a personal interest of any of the shareholder’s relative (i.e. spouse, brother or sister, parent, grandparent, child as well as child, brother, sister or parent of such shareholder’s spouse or the spouse of any of the above) or an interest of a company with respect to which the shareholder or the shareholder’s relative (as detailed above) holds 5% or more of such company’s issued shares or voting rights, in which any such person has the right to appoint a director or the chief executive officer or in which any such person serves as a director or the chief executive officer, including the personal interest of a person voting pursuant to a proxy whether or not the proxy grantor has a personal interest; and (ii) excludes an interest arising solely from the ownership of ADSs or ordinary shares of the company.

If you do not state whether or not you are a controlling shareholder or do not confirm whether or not you have personal interest, as applicable, your shares will not be voted for Proposal No. 2.

By Order of the Board of Directors

/s/ Dr. Nissim Darvish
Chairperson of the Board of Directors

Dated: July 3, 2023

 - ii -

Chemomab Therapeutics Ltd.
Kiryat Atidim, Building 7, Tel-Aviv, Israel

Proxy Statement
______________

Annual General Meeting of Shareholders

To Be Held on August 7, 2023

This proxy statement is being furnished in connection with the solicitation of proxies on behalf of the board of directors (the “Board”) of Chemomab Therapeutics Ltd. (the “Company” or “Chemomab”) to be voted at the 2023 Annual General Meeting of Shareholders (the “Meeting”), and at any adjournment or postponement thereof, pursuant to the accompanying Notice of Annual General Meeting of Shareholders. The Meeting will be held on August 7, 2023, at 4:30 p.m. (Israel time), at Meitar | Law Offices, located at 16 Abba Hillel Road, 10th floor, Ramat Gan 5250608, Israel.

This proxy statement, the attached notice of annual general meeting of shareholders and the enclosed proxy card or voting instruction form, as applicable, are being made available to holders of the Company’s American Depositary Shares (“ADSs”), each representing twenty (20) ordinary shares of no par value (“ordinary shares”), on July 3, 2023.

You are entitled to receive notice of, and vote at, the Meeting if you are a shareholder of record at the close of business on July 3, 2023, in person or through a broker, trustee or other nominee that is one of our shareholders of record at such time, or which appear in the participant listing of a securities depository on that date. You can vote your Shares by attending the Meeting or by following the instructions under “How You Can Vote” below. Our Board urges you to vote your ADSs so that they will be counted at the Meeting or at any postponements or adjournments of the Meeting.

Agenda Items

The following matters are on the agenda for the Meeting:

(1)
To re-elect each of Claude Nicaise and Neil Cohen as Class II directors, to hold office until the close of the Company’s annual general meeting of shareholders in 2026, and until their respective successors are duly elected and qualified, or until their respective offices are vacated in accordance with our Articles of Association or the Companies Law;

(2)	To approve an amendment to the compensation terms of Dr. Adi Mor in connection with her appointment as the Company’s Chief Executive Officer;

(3)	To approve amendments to the compensation terms of the non-executive members of the Board of Directors of the Company;

(4)
To approve the re-appointment of Somekh Chaikin, a member firm of KPMG International, as the Company’s independent registered public accounting firm for the year ending December 31, 2023 and until the Company’s next annual general meeting of shareholders, and to authorize the Company’s board of directors (with power of delegation to its audit committee) to set the fees to be paid to such auditors.

In addition to considering and voting on the foregoing proposals (the “Proposals”), members of the Company’s management will be available at the Meeting to discuss the consolidated financial statements of the Company for the fiscal year ended December 31, 2022.

We are not aware of any other matters that will come before the Meeting. If any other matters are presented properly at the Meeting, the persons designated as proxies intend to vote upon such matters in accordance with their best judgment and the recommendation of the Board.

Board Recommendations

Our Board unanimously recommends that you vote “FOR” each of the above Proposals.

Quorum and Adjournment

On July 3, 2023, we had a total of 11,818,473 ADSs issued and outstanding (one ADS represents 20 Ordinary Shares).  Each ADS outstanding as of the close of business on July 3, 2023, is entitled to one vote on each of the Proposals to be presented at the Meeting.  Under our amended and restated articles of association (the “Articles of Association”), the Meeting will be properly convened if at least two shareholders attend the Meeting in person or sign and return proxies, provided that they hold, in the aggregate, voting power representing at least 25% of our voting power.  If such quorum is not present within half an hour from the time scheduled for the Meeting, the Meeting will be adjourned to the following week (to the same day, time and place or to a specified day, time and place). At such adjourned meeting the presence of at least one or more shareholders in person or by proxy (regardless of the voting power represented by their ADSs) will constitute a quorum.

Abstentions and “broker non-votes” are counted as present and entitled to vote for purposes of determining a quorum. A “broker non-vote” occurs when a bank, broker or other holder of record holding ordinary shares for a beneficial owner attends the shareholder meeting but does not vote on a particular proposal because that holder does not have discretionary voting power for that particular item and has not received instructions from the beneficial owner. Brokers that hold ordinary shares in “street name” for clients (as described below) typically have authority to vote on “routine” proposals even when they have not received instructions from beneficial owners. The only item on the Meeting agenda that may be considered routine is Proposal No. 5 relating to the reappointment of the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2023; however, we cannot be certain whether this will be treated as a routine matter since our proxy statement is prepared in compliance with the Israeli Companies Law 5759-1999 (the “Companies Law”), rather than the rules applicable to domestic U.S. reporting companies. Therefore, it is important for a shareholder that holds ADSs through a bank or broker to instruct its bank or broker how to vote its ordinary shares, if the shareholder wants its ADSs to count for the Proposals set forth in this proxy statement.

Vote Required for Approval of Each of the Proposals

The affirmative vote of the holders of a majority of the voting power represented and voting in person or by proxy is required to approve each of the Proposals set forth in this proxy statement; provided however that the approval of Proposal No. 2 is subject to the fulfillment of one of the following additional voting requirements:

(i)
a majority of the shares that are voted at the Meeting in favor of the proposal, excluding abstentions, includes a majority of the votes of shareholders present and voting who are not controlling shareholders or do not have a personal interest in the approval of the proposal; or

(ii)	the total number of shares held by the shareholders mentioned in clause (i) above that are voted against the proposal does not exceed two percent (2%) of the aggregate voting rights in the Company.

A “controlling shareholder” is defined as any shareholder that has the ability to direct the company’s activities (other than by means of being a director or office holder (as defined in the Israeli Companies Law) of the company), including, with respect to Proposal No. 2, a person who holds 25% or more of the voting rights in the general meeting of the company if there is no other person who holds more than 50% of the voting rights in the company.  Two or more persons holding voting rights in the company each of which has a personal interest in the approval of the transaction being brought for approval of the company will be considered to be joint holders. A person is presumed to be a controlling shareholder if it holds or controls, by himself or together with others, one half or more of any one of the “means of control” of the company. “Means of control” is defined as any one of the following: (i) the right to vote at a general meeting of the company, or (ii) the right to appoint directors of the company or its chief executive officer.

A “personal interest” of a shareholder in an action or transaction of a company includes (i) a personal interest of any of the shareholder’s relative (i.e. spouse, brother or sister, parent, grandparent, child as well as child, brother, sister or parent of such shareholder’s spouse or the spouse of any of the above) or an interest of a company with respect to which the shareholder or the shareholder’s relative (as detailed above) holds 5% or more of such company’s issued shares or voting rights, in which any such person has the right to appoint a director or the chief executive officer or in which any such person serves as a director or the chief executive officer, including the personal interest of a person voting pursuant to a proxy whether or not the proxy grantor has a personal interest; and (ii) excludes an interest arising solely from the ownership of ADSs or ordinary shares of the company.

If you do not state whether or not you are a controlling shareholder or do not confirm whether or not you have personal interest, as applicable, your shares will not be voted for Proposal No. 2.

The proxy card or voting instruction card includes Item 2A, under which you should mark “YES” in order to confirm that you are not a controlling shareholder and do not have a personal interest in the approval of the proposal. In the alternative, if you believe that you are a controlling shareholder or have such a personal interest in the approval of the proposal, you should mark the box “NO” in Item 1A when you mark your vote with respect to the proposal. If you do not mark any box in Item 2A, your vote will not be counted on the proposal. If you are unsure whether you are a controlling shareholder or have a personal interest in the proposal, please contact the Company’s Chief Financial Officer, Sigal Fattal, at sigal.fattal@chemomab.com, or, if you hold your ADSs in “street name,” you may also contact the representative managing your account, who would then contact us on your behalf.

Abstentions and “broker non-votes” are counted as present and entitled to vote for purposes of determining a quorum. Apart from for the purpose of determining a quorum, broker non-votes will not be counted as present and are not entitled to vote. Abstentions will not be treated as either a vote “FOR” or “AGAINST” a matter.

On each matter submitted to the shareholders for consideration at the Meeting, only ADSs that are voted on such matter will be counted toward determining whether shareholders approved the matter. ordinary shares present at the Meeting that are not voted on a particular matter (including broker non-votes) will not be counted in determining whether such matter is approved by shareholders.

Under the terms of the Deposity Agreement among the Company and The Bank of New York Mellon, as Depositary, and the holders of the ADSs, the Depositary shall endeavor (to the extent practicable and in accordance with applicable law and the Articles of Association) to vote or cause to be voted the number of Shares represented by ADSs in accordance with the instructions provided by the holders of ADSs to the Depositary. If no instructions are received by the Depositary from a holder of ADSs on or before the date established by the Depositary for such purpose, the Depositary will not exercise any discretion in voting the ADSs.

How are My Votes Cast when I Sign and Return a Voting Instruction Card or Proxy Card?

When you sign and submit a voting instruction card, you instruct your broker (or nominee that holds your ADSs of record) to vote your ADSs in a certain manner. When you sign a proxy card, you appoint Sigal Fattal, our Chief Financial Officer, as your representative at the Meeting. Your broker (or other nominee), in the case of ADSs held in street name, or Ms. Fattal, in the case of ADSs held by record shareholders, will ensure that your ADSs are voted at the Meeting as you have instructed them on the voting instruction card or proxy card (as applicable). Each of such persons may appoint a substitute for himself.

Even if you plan to attend the Meeting, it is a good idea to complete, sign and return your voting instruction card or proxy card in advance of the Meeting in case your plans change. This way, your ADSs will be voted by you whether or not you actually attend the Meeting.

May I Revoke My Proxy?

Shareholders may revoke the authority granted by their execution of proxies before the effective exercise thereof by filing with the Company a written notice of revocation or duly executed proxy bearing a later date, or by voting in person at the Meeting. However, if a shareholder attends the Meeting and does not elect to vote in person, his or her proxy will not be revoked. Unless otherwise indicated on the form of proxy, if a proxy is properly executed and received by the Company prior to the Meeting, ADSs represented by the proxy will be voted in favor of the matter to be presented to the Meeting, as described above.

What if I Receive More than One Proxy Card?

You may receive more than one proxy card or voting instruction form if you hold ADSs in more than one account, which may be in registered form or held in street name. Please vote in the manner described under “How Do I Vote?” for each account to ensure that all of your ADSs are voted.

What if I do not Vote for the Matters Listed on My Proxy Card?

On all matters considered at the Meeting, abstentions of a holder of ADSs will be treated as neither a vote “for” nor a vote “against” the matter, although they will be counted in determining if a quorum is present.

Will My ADSs be Voted if I do not Return My Proxy Card and do not Attend the Annual General Meeting?

If your Shares are registered in your name or if you have share certificates, they will not be voted if you do not return your proxy card by mail or vote at the meeting as described above under “How Do I Vote?”.

If your ADSs are held in street name and you do not provide voting instructions to the bank, broker or other nominee that holds your ADSs as described above under “How Do I Vote?,” the bank, broker or other nominee has the authority to vote your Shares on certain routine matters scheduled to come before the meeting even if it does not receive instructions from you. See “What are “broker non-votes” and what effect do they have on the proposals?” We encourage you to provide voting instructions. This ensures your Shares will be voted at the meeting in the manner you desire.

Is Voting Confidential?

Yes. Only the inspector of elections and our employees who have been assigned the responsibility for overseeing the legal aspects of the Meeting will have access to your proxy card. The inspector of elections will tabulate and certify the vote. Any comments written on the proxy card will remain confidential unless you ask that your name be disclosed.

What are the Costs of Soliciting these Proxies?

We will pay all of the costs of soliciting these proxies. Our officers, directors and employees may solicit proxies in person or by telephone, fax or email. We will pay these employees and directors no additional compensation for these services. We will ask banks, brokers and other institutions, nominees and fiduciaries to forward these proxy materials to their principals and to obtain authority to execute proxies. We will then reimburse them for their expenses.

Could other Matters be Decided at the Meeting?

We do not know of any other matters that will be considered at the Meeting. If any other matters arise at the Meeting at or by the direction of the Board, the proxies will be voted at the discretion of the proxy holders.

What Happens if the Meeting is Postponed or Adjourned?

Your proxy will still be valid and may be voted at the postponed or adjourned meeting. You will still be able to change or revoke your proxy until it is voted.

Where can I find the voting results of the Meeting?

We will announce the results for the proposals voted upon at the Meeting in a Current Report on Form 6-K following the Meeting.

Where can I find additional copies of this proxy statement?

Copies of this proxy statement are available on our website at https://www.chemomab.com/, under the Investor Relations tab (click on the “Investor Relations” link), and on the SEC website, www.sec.gov.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The beneficial ownership of ordinary shares is determined in accordance with the SEC rules and generally includes any ordinary shares over which a person exercises sole or shared voting or investment power. For purposes of the table below, we deem shares subject to options or warrants that are currently exercisable or exercisable within 60 days of July 3, 2023, to be outstanding and to be beneficially owned by the person holding the options or warrants for the purposes of computing the percentage ownership of that person but we do not treat them as outstanding for the purpose of computing the percentage ownership of any other person. The percentage of shares beneficially owned is based on 11,818,473 ADSs outstanding as of July 3, 2023.

NAME OF BENEFICIAL OWNER	Total Beneficial Ownership (ADSs)	Percentage of ADSs Beneficially Owned
5% and Greater Shareholders
OrbiMed Israel (1)	2,270,091	19.2%
The Centillion Fund(2)	661,370	5.6%
Rivendell Investments 2017-9(3)	1,131,563	9.6%
Kobi George(4)	747,445	6.2%
Apeiron Group(5)	770,388	6.5%
Directors and Executive Officers
Adi Mor (6)	747,445	6.2%
Sigal Fattal (7)	29,684	( *)
Matthew Frankel (8)	-	-
Neil Cohen (9)	27,081	( *)
Nissim Darvish (10)	27,716	( *)
Alan Moses (11)	16,393	( *)
Claude Nicaise (12)	16,393	( *)
Jill Quigley (13)	5,304	( *)
All current executive officers and directors as a group (8 persons)	870,016	7.20%

* Less than one percent (1%)

(1)
Pursuant to a Schedule 13D/A filed with the SEC by OrbiMed Israel BioFund GP Limited Partnership (“OrbiMed BioFund”) and OrbiMed Israel GP Ltd. (“OrbiMed GP”, and together with OrbiMed BioFund, “OrbiMed Israel”) on January 5, 2023, such amount consists of (i) 2,241,274 ADSs and (ii) 28,817 ADSs issuable upon the exercise of warrants to purchase ADSs. OrbiMed GP, a company that acts as general partner of certain limited partnerships, is the general partner of OrbiMed BioFund, which is the general partner of OrbiMed Israel Partners Limited Partnership, which is the entity that holds the foregoing securities. The address of OrbiMed Israel is 89 Medinat HaYehudim St., Build E, 11th Floor, Herzliya 46766 Israel.

(2)	The address of Centillion Fund, Inc. is 10 Manoel Street, Castries, Saint Lucia.
(3)
Represents 1,108,509 ADSs, representing 22,170,180 ordinary shares, held by Rivendell Investments 2017-9 LLC, or Rivendell, as reported by Rivendell on Schedule 13G filed with the SEC on March 26, 2021, and 23,054 ADSs, representing 461,080 ordinary shares, issuable upon the exercise of warrants. Rivendell is the shareholder of record. Peter Thiel is the beneficial owner of Rivendell and has sole voting and investment power over the securities held by Rivendell. The address of Rivendell is 1209 Orange Street, Wilmington, Delaware 19801.

(4)
Consists of (i) 257,247 ADSs owned directly by Dr. George, (ii) 324,775 ADSs owned by Dr. Adi Mor (Dr. George’s spouse), (iii) 33,725 options to purchase 33,725 ADSs issued directly to Dr. George, issuable upon the exercise of options, and (iv) 131,698 options to purchase 131,698 ADSs, issued to Dr. Mor, (Dr. George’s spouse), as reported by Dr. Adi Mor on Schedule 13D/A filed with the SEC on November 17, 2022

(5)
The Apeiron Group consists of (i) Apeiron SICAV Ltd. - Presight Capital Fund One, of which owns 438,993 ADSs, (ii) Apeiron Presight Capital Fund II, LP, of which owns 288,170 ADSs and 28,817 ADSs issuable upon the exercise of warrants and (iii) Apeiron Investment Group Ltd., of which owns 14,408 ADSs issuable upon the exercise of warrants. Each of Fabian Hansen and Christian Angermayer may be deemed to share voting and investment power with respect to the ADSs held by the Apeiron Group.

(6)
Consists of (i) 324,775 ADSs owned directly by Dr. Mor, (ii) 257,247 ADSs owned by Dr. George, (Dr. Mor’s spouse), (iii) 131,698 ADSs issued to Dr. Mor, issuable upon the exercise of options within 60 days of the date hereof, and (iv) 33,725 options to purchase 33,725 ADSs issued to Dr. George, (Dr. Mor’s spouse) issuable upon the exercise thereof within 60 days of the date hereof, as reported by Dr. Adi Mor on Schedule 13D/A filed with the SEC on November 17, 2022

(7)	Includes 5,209 ADSs, and 24,475 ADSs issuable upon the exercise of options within 60 days of the date hereof, as reported by Ms. Sigal Fattal on Form 4 filed with the SEC on June 16, 2023.
(8)	No options have vested or expected to vest within 60 days of the date hereof, as reported by Dr. Matthew Frankel on Form 3 filed with the SEC on November 15, 2022.
(9)	Includes 10,000 ADSs, and 17,081 ADSs issuable upon the exercise of options within 60 days of the date hereof, as reported by Mr. Neil Cohen on Form 4 filed with the SEC on March 23, 2023.
(10)	Includes 1,200 ADSs, and 26,516 ADSs issuable upon the exercise of options within 60 days of the date hereof, as reported by Dr. Nissim Darvish on Form 4 filed with the SEC on March 23, 2023.
(11)	Represents 16,393 ADSs issuable upon the exercise of options within 60 days of the date hereof, as reported by Dr. Alan Moses on Form 4 filed with the SEC on March 23, 2023.
(12)	Represents 16,393 ADSs issuable upon the exercise of options within 60 days of the date hereof, as reported by Dr. Claude Nicaise on Form 4 filed with the SEC on March 23, 2023.
(13)	Represents 5,304 ADSs issuable upon the exercise of options within 60 days of the date hereof, as reported by Ms. Jill Quigley on Form 4 filed with the SEC on June 20, 2023.

COMPENSATION OF EXECUTIVE OFFICERS

For information concerning the annual compensation earned during fiscal year ended December 31, 2022 by our five (5) most highly compensated executive officers see Part III, Item 11 “Executive Compensation” of our Annual Report on Form 10-K for the year ended December 31, 2022, as filed with the SEC on March 20, 2023 (the “Annual Report”), a copy of which is available on our website at https://investors.chemomab.com/sec-filings.

CORPORATE GOVERNANCE

Overall Role of the Board and Board Leadership Structure

Under the Companies Law, our Board is responsible for setting our general policies and supervising the performance of management. Our Board may exercise all powers and may take all actions that are not specifically granted by the Companies Law or our Articles of Association to our shareholders or to management. Our executive officers are responsible for our day-to-day management and have individual responsibilities established by our Board.

Under the Companies Law, the chief executive officer of a public company, or a relative of the chief executive officer, may not serve as the chairperson of the board of directors of such public company, and the chairperson of the board of directors of a public company, or a relative of the chairperson, may not be vested with authorities of the chief executive officer of such public company without obtaining shareholder approval pursuant to special majority requirements set forth in the Companies Law. Our current chairperson of the Board, Dr. Nissim Darvish, assumed such role on June 1, 2023.

Our Board is currently composed of six (6) members. Our Board consists of three classes of directors, each serving staggered three-year terms. Upon expiration of the term of a class of directors, directors in that class will be elected for a three-year term at the annual general meeting of shareholders in the year in which that term expires. Each director’s term continues until the election and qualification of his or her successor, or his or her earlier death, resignation or removal. Any increase or decrease in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the directors.

Role of the Board in Risk Oversight

Our Board is responsible for overseeing our risk management process. Our Board focuses on our general risk management strategy, the most significant risks facing us, and oversees the implementation of risk mitigation strategies by management. Our Board is also apprised by management of particular risk management matters in connection with its general oversight and approval of corporate matters and significant transactions. The Board’s independent oversight function is further enhanced by the fact that all of the Board’s Committees are composed entirely of independent directors, the directors have complete access to management and the Board and its committees may retain their own respective advisors.

Corporate Governance Guidelines

Our Board strongly supports effective corporate governance and has developed and followed a program of strong corporate governance. Our corporate governance and nominating committee is responsible for overseeing our guidelines and reporting and making recommendations to the Board concerning corporate governance matters. Our guidelines are published on our website at https://investors.chemomab.com/documents and are available in print to any shareholder who requests them from our Corporate Secretary (or, in the absence thereof, by the Chief Executive Officer of the Company).

Director Independence

Based upon information requested from and provided by each director concerning their background, employment and affiliations, including family relationships, our Board has determined that each of the directors is independent as defined under Nasdaq listing standards, with the exception of Dr. Mor, our Chief Executive Officer and Chief Scientific Officer. Our Board also determined that Nissim Darvish and Neil Cohen, who comprise both the compensation committee and the corporate governance and nominating committee, each satisfy the independence standards for such committees established by the SEC and Nasdaq listing standards, as applicable. With respect to the audit committee, our Board has determined that Jill Quigley, Claude Nicaise and Alan Moses satisfy the independence standards for such committee established by Rule 10A-3 under the Exchange Act, the SEC and Nasdaq listing standards, as applicable, and that Jill Quigley is a financial expert under the rules of the SEC. The Board considered the relationships between such directors and certain of the investors of the Company and determined that such relationships did not affect such directors’ independence under the standards of Nasdaq, or, where applicable, under SEC rules.

Code of Business Conduct and Ethics

We have adopted a Code of Business Conduct and Ethics that includes provisions ranging from restrictions on gifts to conflicts of interest. All of our employees and directors are bound by this Code of Business Conduct and Ethics. Violations of our Code of Business Conduct and Ethics may be reported to the audit committee. The Code of Business Conduct and Ethics includes provisions applicable to all of our employees, including senior financial officers and members of our Board and is posted on our website (https://investors.chemomab.com/). We intend to post amendments to or waivers from any such Code of Business Conduct and Ethics.

Other Policies

Our insider trading and blackout policy prohibits directors, officers and employees from engaging in transactions in publicly traded options, such as puts and calls, and other derivative securities with respect to our securities. This prohibition extends to any hedging or similar transactions designed to decrease the risks associated with holding our securities.

Board Meetings

The Board meets regularly during the year and holds special meetings and acts by unanimous written consent whenever circumstances require. Independent directors meet at regular executive sessions without management present. During fiscal year 2022, the Board held 12 meetings and conducted certain business by unanimous consent. All of our directors are encouraged to attend the Meeting. Each of our directors attended 100%  of the aggregate of the total number of meetings of the Board and the total number of meetings held by all committees of the Board on which such director served. Directors are expected to attend the Meeting.

Board Committees

Our Board has established the following committees. Each committee operates in accordance with a written charter that sets forth the committee’s structure, operations, membership requirements, responsibilities and authority to engage advisors.

Audit Committee

Under the Companies Law, the Exchange Act and Nasdaq rules, we are required to establish an audit committee, and we have a separately-designated standing audit committee established in accordance with section 3(a)(58)(A) of the Exchange Act.

The responsibilities of an audit committee under the Companies Law include identifying and addressing flaws in the business management of the company, reviewing and approving related party transactions, establishing whistleblower procedures, overseeing the company’s internal audit system and the performance of its internal auditor, and assessing the scope of the work and recommending the fees of the company’s independent accounting firm. In addition, the audit committee is required to determine whether certain related party actions and transactions are “material” or “extraordinary” for the purpose of the requisite approval procedures under the Companies Law and to establish procedures for considering proposed transactions with a controlling shareholder.

In accordance with U.S. law and Nasdaq requirements, our audit committee is also responsible for the appointment, compensation and oversight of the work of our independent auditors and for assisting our Board in monitoring our financial statements, the effectiveness of our internal controls and our compliance with legal and regulatory requirements.

Under the Companies Law and related regulations, the audit committee must consist of at least three directors who meet certain independence criteria. Under the Nasdaq rules, we are required to maintain an audit committee consisting of at least three independent directors, all of whom are financially literate and one of whom has accounting or related financial management expertise. Each of the members of the audit committee is required to be “independent” as such term is defined in Rule 10A-3(b)(1) under the Exchange Act.

The members of the audit committee are Claude Nicaise (subject to his reelection as a Class II director at the Meeting), Jill Quigley, and Alan Moses. Claude Nicaise is the current chairperson of the audit committee, and Jill Quigley is a financial expert under the rules of the SEC. Our Board has concluded that the composition of the audit committee meets the requirements for independence under the rules and regulations of Nasdaq and the SEC. During fiscal year 2022, the audit committee held 5 meetings.

Compensation Committee

Under both the Companies Law and Nasdaq rules, we are required to establish a compensation committee.

The responsibilities of a compensation committee under the Companies Law include recommending to the Board, for ultimate shareholder approval by a special majority, a policy governing the compensation of directors and officers based on specified criteria, reviewing modifications to and implementing such compensation policy from time to time, and approving the actual compensation terms of directors and officers prior to approval by the Board.

In accordance with U.S. law and Nasdaq requirements, our compensation committee is also responsible for the appointment, compensation and oversight of the work of any compensation consultant, independent legal counsel and other advisors retained by the compensation committee.

The Companies Law and related regulations require the appointment of a compensation committee that complies with the requirements of Nasdaq. Under Nasdaq rules, we are required to maintain a compensation committee consisting of at least two independent directors; each of the members of the compensation committee is required to be independent under Nasdaq rules relating to compensation committee members, which are different from the general test for independence of board and committee members.

The members of the compensation committee are Nissim Darvish and Neil Cohen (subject to his reelection as a Class II director at the Meeting). Nissim Darvish is the chairperson of the compensation committee. Our Board has determined that each member of the compensation committee is independent within the meaning of the independent director guidelines of Nasdaq and under Rule 10C-1 under the Exchange Act. During fiscal year 2022, the compensation committee held 5 meetings and conducted certain business by unanimous consent.

Corporate Governance and Nominating Committee

We have established a corporate governance and nominating committee, responsible for making recommendations to the Board regarding candidates for directorships and the size and composition of the board. In addition, the committee is responsible for overseeing our corporate governance guidelines and reporting and making recommendations to the board concerning corporate governance matters. Under the Companies Law, nominations for directors may also, under certain circumstances, be made by shareholders in accordance with the conditions prescribed by applicable law and our Articles of Association.

The members of the corporate governance and nominating committee are Neil Cohen (subject to his reelection as a Class II director at the Meeting) and Nissim Darvish. Neil Cohen is the chairperson of the corporate governance and nominating committee. Our Board has determined that each member of the corporate governance and nominating committee is independent within the meaning of the independent director guidelines of Nasdaq. During fiscal year 2022, the corporate governance and nominating committee held 1 meeting and conducted certain business by unanimous consent.

Board Diversity

While we do not currently have a formal diversity policy with respect to Board composition, the Board believes it is important for the Board to have gender, race and ethnicity diversity along with diversity of knowledge base, professional experience and skills. The corporate governance and nominating committee takes these qualities into account when considering director nominees for recommendation to the Board. We believe diversity enhances our effectiveness. While our Board currently has two female directors, the Board remains committed to achieving a Board composition that represents a diversity of background and experience, inclusive of race, ethnicity, gender and sexual orientation.

TOTAL NUMBER OF DIRECTORS - 6

	Female	Male	Nonbinary	Did Not Disclose Gender

PART 1: Gender Identity

Directors	2	4

PART 2: Demographic Background

African American or Black

Alaskan Native or Native American

Asian

Hispanic or Latinx

Native Hawaiian or Pacific Islander

Middle Eastern or North African

White	2	4

Two or More Races or Ethnicities

LGBTQ+

Did Not Disclose Demographic Background

Communication with our Board

Shareholders may communicate with the Board by directing their communications in a hard copy (i.e., non-electronic) written form to the attention of one or more members of the Board, or to the Board collectively, at our principal executive offices located at Kiryat Atidim, Building 7, Tel Aviv, Israel 6158002. Any communications received from interested parties in the manner described above will be collected and organized by our Corporate Secretary (or, in the absence thereof, by the Chief Executive Officer of the Company) and will be periodically, but in any event prior to each regularly-scheduled Board meeting, reported and/or delivered to the appropriate director or directors.

For more information regarding our Board, its committees and our corporate governance practices, see Part III, Item 10 “Directors, Executive Officers and Corporate Governance” of our Annual Report.

PROPOSAL 1

RE-ELECTION OF CLASS II DIRECTORS

Background

Our Board currently has six directors and is divided into three classes with staggered three-year terms as follows:

•	Class I consists of Nissim Darvish and Jill Quigley, each with a term expiring at the 2025 annual meeting of shareholders.

•	Class II consists of Neil Cohen and Claude Nicaise, each with a term expiring at the Meeting.

•	Class III consists of Adi Mor and Alan Moses, each with a term expiring at the 2024 annual meeting of shareholders.

At each annual general meeting of our shareholders, the election or re-election of directors following the expiration of the term of office of the directors of that class will be for a term of office that expires on the date of the third annual general meeting following such election or re-election.

At the Meeting, shareholders will be asked to re-elect Claude Nicaise and Neil Cohen. Claude Nicaise and Neil Cohen each qualify as an independent director under the listing standards of the Nasdaq. Claude Nicaise serves as a member of our audit committee. Neil Cohen serves as a member of our compensation committee and corporate governance and nominating committee.

If re-elected at the Meeting, each of Claude Nicaise and Neil Cohen will serve until the 2026 annual general meeting of our shareholders, and until their respective successors have been duly elected and qualified, or until their respective offices are vacated in accordance with our Articles of Association or the Companies Law.

In accordance with the Companies Law, each of Claude Nicaise and Neil Cohen has certified to us that he meets all the requirements of the Companies Law for election as a director of a public company, and possesses the necessary qualifications and has sufficient time to fulfill his duties as a director of the Company, taking into account the size and special needs of the Company.

During 2022, each of the directors standing for re-election at the Meeting attended 100% of our Board and Board committee meetings, as applicable.

The corporate governance and nominating committee of our Board recommended that each of Claude Nicaise and Neil Cohen be re-elected at the Meeting as a Class II director for a term to expire at the 2026 annual general meeting of our shareholders, and until their respective successors have been duly elected and qualified, or until their respective offices are vacated in accordance with our Articles of Association or the Companies Law. Our Board unanimously approved this recommendation.

Biographical information concerning Claude Nicaise and Neil Cohen is set forth below:

Claude Nicaise, MD has served on our Board since March 16, 2021. Dr. Nicaise is a physician with extensive U.S. and international experience in clinical drug development, strategic management, worldwide regulatory strategy, pharmaceuticals, biotechnology, including clinical cancer research, infectious diseases and neuroscience. Dr. Nicaise is the owner and founder of Clinical Regulatory Services, which provides consulting services to the life science and biotechnology industry in support of all aspects of clinical and regulatory development. Since 2015, Dr. Nicaise has served on the board of directors and as the Chairman of the Compensation Committee of Sarepta Therapeutics, Inc. (NASDAQ: SRPT). Dr Nicaise has also served on the board of directors of Mynoryx Therapeutics since 2017. Prior to that time, from 2008 to 2014, Dr. Nicaise served as the Senior Vice President of Alexion Pharmaceuticals Inc. (NASDAQ: ALXN), and between 1984 and 2008, he held numerous senior management roles at Bristol Myers Squibb (NYSE: BMY). Dr. Nicaise holds an MD and a degree in Internal Medicine, Clinical Oncology, from Brussels University, Belgium.

Neil Cohen has served as a member of our Board since April 2020 and served as our interim Chief Executive Officer from October 2020 until the Chemomab Ltd.-Anchiano Therapeutics Ltd. merger that was consummated on March 16, 2021. Mr. Cohen has served as the Chairman and Chief Executive Officer of Castel Partners Ltd. since January 2012. In 1994, he co-founded Israel Seed Partners, a leading venture capital firm, and managed the firm until 2019. Mr. Cohen has invested in and served on the boards of directors of many private technology companies, including a large number which were acquired or completed successful initial public offerings, including Compugen (Nasdaq: CGEN), Shopping.com (Nasdaq: SHOP, acquired by EBAY), Broadlight (acquired by Broadcom, Nasdaq: AVGO) and Cyota (acquired by RSA). He is a venture partner at SKY, an Israeli middle-market private equity firm, Hetz Ventures Management Ltd., an early-stage Israeli venture capital fund, and Shavit Capital. Mr. Cohen was previously the Business Editor of The Jerusalem Post and began his career in the private equity group at N M Rothschild & Sons Limited in London. Mr. Cohen received a B.A. and M.A. in Oriental Studies, with first class honors, from Oxford University.

Proposed Resolution

Shareholders are being asked to adopt the following resolutions:

“RESOLVED, to re-elect Mr. Neil Cohen to serve as a director of the Company to hold office until our 2026 annual general meeting of shareholders or until his successor is duly elected and qualified or until his earlier death, resignation or removal.”

“RESOLVED, to re-elect Dr. Claude Nicaise to serve as a director of the Company to hold office until our 2026 annual general meeting of shareholders or until his successor is duly elected and qualified or until his earlier death, resignation or removal.”

Required Vote

The affirmative vote of the holders of a majority of the shares represented at the Meeting in person or by proxy and voting on the foregoing resolution is required. Each director nominee shall be voted separately.

Board Recommendation

Our Board recommends a vote “FOR” Proposal 1.

PROPOSAL 2

TO APPROVE AN AMENDMENT TO THE TERMS OF COMPENSATION OF
DR. ADI MOR AS CHIEF EXECUTIVE OFFICER OF THE COMPANY

Background

Pursuant to the Companies Law, any arrangement between a company and its chief executive officer as pertaining to his or her terms of engagement and compensation must be consistent with such company's compensation policy and must be approved by the compensation committee, the board of directors and the shareholders, as described under “Vote Required for Approval of Each of the Proposals” above, in that order.

The proposed amendment to the terms of compensation Dr. Adi Mor in connection with her appointment as our Chief Executive Officer were approved first by our compensation committee and then by the Board, while considering, among other factors, a comprehensive benchmarking analysis prepared and provided by a third-party consultant, Dr. Mor’s significant ongoing performance and contributions to the Company in her capacity as a co-founder, Chief Scientific Officer and member of the Board, measures to incentivize Dr. Mor to continue her exemplary performance now in the role of Chief Executive Officer, the terms and limitations of our Compensation Policy, and other factors as required by the Companies Law.

Accordingly, it is proposed to approve the following amendments to Dr. Mor’s terms of compensation as our Chief Executive Officer, effective June 1, 2023 (which changes are within the limits established in our Compensation Policy):

An increase in her annual salary from $247,500 (plus standard Israeli social benefits) to $300,000 (plus standard Israeli social benefits). Her target bonus percentage (45% of her annual salary) would not change and she would continue to be entitled to the same car allowance and car expenses.

Dr. Mor would be granted options to purchase 438,870 ADSs (representing 3.0% of the current fully diluted capitalization of the Company) under the Chemomab Therapeutics Ltd. 2017 Equity-Based Incentive Plan, as amended from time to time, and/ or under the Chemomab Therapeutics Ltd. 2015 Equity-Based Incentive Plan, as amended from time to time. Such options would vest over four years, provided that upon a change in control of the Company, (1) 66% of such options shall accelerate and become vested and exercisable immediately and (2) additional 34% shall become vested and exercisable one year after the date of Board approval of the grant or if within one year of the consummation of the change in control, Dr. Mor’s service is terminated not for cause or she terminates it for “Good Reason”. In addition, the period in which she may exercise any of such vested options will be extended from three to 12 months in the event of a change in control.

For the avoidance of doubt, the foregoing amendment to Dr. Mor’s terms of compensation is not related to Dr. Mor’s service as a Class III director of the Company and is exclusively in connection with her appointment as the Company’s Chief Executive Officer and continued service as the Company’s Chief Scientific Officer.

All other terms shall remain unchanged. For further information on the compensation terms of Dr. Adi Mor, please see Part III, Item 11 “Executive Compensation” of our Annual Report.

The shareholders vote on this matter is binding under Israeli law and not merely advisory. If this proposal is not approved by the requisite majority set forth under “Vote Required for Approval of Each of the Proposals”, the Company will not be authorized to implement the Dr. Mor Compensation Changes as described in this proxy statement.

Proposed Resolution

Shareholders are being asked to adopt the following resolution:

“RESOLVED, to approve an amendment to the terms of compensation for Dr. Adi Mor in connection with her role as the Company’s Chief Executive Officer.”

Required Vote

See “Vote Required for Approval of Each of the Proposals” in this proxy statement.

Board Recommendation

Our Board recommends a vote “FOR” Proposal 2.

PROPOSAL 3

APPROVAL OF AMENDMENTS TO COMPENSATION TERMS OF NON-EXECUTIVE DIRECTORS

Background

As approved by our shareholders, and as required by the Companies Law, we have adopted a Compensation Policy regarding the terms of office and employment of our “office holders” (as defined in the Companies Law), including cash compensation, equity-based awards, releases from liability, indemnification and insurance, severance and other benefits. The Company compensates its directors and senior management team in accordance with the recommendation of its compensation committee, which is subject to the approval of our Board and, oftentimes, the shareholders. Such terms of compensation will generally need to be consistent with the terms of our Compensation Policy, which will require periodic approval, in accordance with the requirements of the Companies Law. For a further discussion of our Compensation Policy, including the cash and equity grant components specifically, please see Part III, Item 11 “Executive Compensation” of our Annual Report.

In addition to the Compensation Policy, on March 15, 2021, our shareholders approved certain actual compensation terms applicable to our current and future directors (the “Director Compensation Package”), pursuant to which (and among other terms) (i) our non-executive directors (other than the chairperson) are entitled to receive an annual option grant of up to 0.05% of the Company’s share capital on a fully diluted basis, (ii) the chairperson of our Board is entitled to receive an annual option grant of up to 0.1% of the Company’s share capital on a fully diluted basis and (iii) our non-executive directors (other than the chairperson) are entitled to receive an annual cash fee of $35,000. The Director Compensation Package implements terms for actual equity compensation that will be granted to directors on a regular basis and determines the annual cash fee that may be paid to non-executive directors. In accordance with the Companies Law, equity grants to our directors that are within the limitations of the Director Compensation Package require the approval of our compensation committee and Board, but not our shareholders, while any contemplated compensation made in excess of the Director Compensation Package will require the approval of our shareholders. Furthermore, any such compensation, including the annual cash fee payable to our non-executive directors, must be limited to the framework of the Director Compensation Package.

Our compensation committee and Board believe it would reflect good corporate governance and would serve in the best interests of the Company to amend the Director Compensation Package such that the upper limit associated with certain equity-based and annual cash-based compensation to our current and future directors will be consistent with the limitations previously approved by our shareholders in connection with the Compensation Policy. In light of the foregoing, our Board recommends that our shareholders approve an amendment to the actual Director Compensation Package whereby (i) future actual annual equity grants to our directors (other than chairperson) will be 0.06% of the Company’s share capital on a fully diluted basis (instead of current annual actual equity grant of 0.05% of the Company’s share capital on a fully diluted basis), and (ii) our non-executive directors (other than the chairperson) shall be entitled to receive an actual annual cash fee of $40,000 (instead of current actual annual cash fee of $35,000).

In addition, it is proposed that the annual payments to our directors (other than the chairperson) for participating in committees shall be modified as follows:

Annual cash payment to Chair Committee	Current - USD	Proposed - USD
Audit Committee	15,000	15,500
Compensation Committee	10,000	11,000
Governance & Nominating Committee	8,000	9,000
Annual cash payment to Committee Members
Audit Committee	7,500	7,625
Compensation Committee	5,000	5,500
Governance & Nominating Committee	4,000	4,500

 In evaluating the current Director Compensation Package, our compensation committee and our Board considered, among other factors, the desire to align the compensation terms and equity incentives of our current members of the Board with those of our peer companies and emerging market trends generally, and specifically received and reviewed relevant benchmarking analysis from a third-party consultant. In addition, in making this recommendation, our compensation committee and our Board considered the compensation philosophy and applicable guidelines set forth in our Compensation Policy. Our compensation committee and Board concluded that the proposed compensation terms would appropriately align the long-term interests of our non-executive directors with those of our shareholders to continue contributing to our Company's success, while ensuring consistency with market practices.

Proposed Resolution

Shareholders are being asked to adopt the following resolutions:

“RESOLVED, to approve the amendments to the Director Compensation Package, effective immediately, such that (i) future annul equity grants to our directors (other than the chairperson) will be 0.06% of the Company’s share capital on a fully diluted basis (ii) our non-executive directors (other than the chairperson) shall be entitled to receive an annual cash fee of $40,000 (iii) the annual payments to our directors (other than the chairperson) for participating in the Board committees shall be modified as follows:

Annual cash payment to Committee-Chair	Current - USD	Proposed - USD
Audit Committee	15,000	15,500
Compensation Committee	10,000	11,000
Governance &Nominating Committee	8,000	9,000
Annual cash payment to Committee -Member
Audit Committee	7,500	7,625
Compensation Committee	5,000	5,500
Governance & Nominating Committee	4,000	4,500

Required Vote

The affirmative vote of the holders of a majority of the shares represented at the Meeting in person or by proxy and voting on the foregoing resolution is required.

Board Recommendation

Our Board recommends a vote “FOR” Proposal 3.

PROPOSAL 4

RE-APPOINTMENT OF INDEPENDENT AUDITORS
AND AUTHORIZATION OF THE BOARD TO FIX THEIR REMUNERATION

Under the Companies Law and our Articles of Association, the shareholders of our Company are authorized to appoint the Company’s independent auditors. Under our Articles of Association, our Board (or a committee, if it is so authorized by the Board) is authorized to determine the independent auditor’s remuneration. In addition, the approval by our audit committee of the independent auditor’s re-appointment and remuneration is required under the listing rules of the Nasdaq. Following the recommendation by our audit committee and Board, it is proposed that Somekh Chaikin, a member of KPMG International (“KPMG”), be reappointed as the independent auditors of the Company for the fiscal year ending December 31, 2023.

Fees Paid to the Independent Registered Public Accounting Firm

The following table sets forth fees billed to us by our independent registered public accounting firm during the fiscal years ended December 31, 2022 and 2021 for (i) services rendered for the audit of our annual financial statements and the review of our quarterly financial statements; (ii) services by our independent registered public accounting firm that are reasonably related to the performance of the audit or review of our financial statements and that are not reported as audit fees; (iii) services rendered during the period in connection with tax compliance, tax advice and tax planning; and (iv) all other fees for services rendered.

	Year Ended December 31,
	2022	2021
Audit Fees	223	173
Tax Fees	30	29

Total	253	202

* In USD thousands

Auditor Independence

In 2022, there were other tax related professional services provided by KPMG that were reviewed and approved by our audit committee in order to consider their compatibility with maintaining the independence of KPMG.

Policy on Audit Committee Pre-Approval of Audit and Permissible Non-Audit Services of Independent Auditors

Our audit committee has the sole authority to approve the scope of the audit and any audit-related services, as well as all audit fees and terms. The audit committee must pre-approve any audit and non-audit services provided by our independent registered public accounting firm. The audit committee will not approve the engagement of the independent registered public accounting firm to perform any services that the independent registered public accounting firm would be prohibited from providing under applicable laws, rules and regulations, including those of self-regulating organizations. The audit committee will approve permitted non-audit services by our independent registered public accounting firm only if it determines that using a different firm to perform such services will be less efficient or cost-effective. The audit committee reviews and pre-approves the statutory audit fees that can be provided by the independent registered public accounting firm on an annual basis.

Proposed Resolution

Shareholders are being asked to adopt the following resolution:

“RESOLVED, to approve and ratify the re-appointment of Somekh Chaikin, a member of KPMG International, as the independent auditors of the Company for the fiscal year ending December 31, 2023.”

Required Vote

The affirmative vote of the holders of a majority of the shares represented at the Meeting in person or by proxy and voting on the foregoing resolution is required.

Board Recommendation

Our Board recommends a vote “FOR” Proposal 4.

PRESENTATION AND DISCUSSION OF AUDITED CONSOLIDATED FINANCIAL STATEMENTS

In addition to considering the foregoing agenda items at the Meeting, we will also present our audited consolidated financial statements for the fiscal year ended December 31, 2022. A copy of the Annual Report, including the audited consolidated financial statements for the year ended December 31, 2022, is available for viewing and downloading on the SEC’s website at www.sec.gov as well as on the “Investor Relations” section of our Company’s website at https://investors.chemomab.com/.

OTHER BUSINESS

The Board is not aware of any other matters that may be presented at the Meeting other than those described in this proxy statement. If any other matters do properly come before the Meeting, including the authority to adjourn the Meeting pursuant to Article 30 of the Articles of Association, it is intended that the persons named as proxies will vote, pursuant to their discretionary authority, according to their best judgment in the interest of the Company.

ADDITIONAL INFORMATION

Our Annual Report filed with the SEC on March 20, 2023, and other filings with the SEC, including reports regarding the Company’s quarterly business and financial results, are available for viewing and downloading on the SEC’s website at www.sec.gov as well as under the “Investor Relations” section of the Company’s website at https://investors.chemomab.com/.  Shareholders may obtain a copy of these documents without charge at https://investors.chemomab.com/.

The Company is subject to the information reporting requirements of the Exchange Act applicable to foreign private issuers. The Company fulfills these requirements by filing reports with the SEC. The Company’s filings with the SEC are available to the public on the SEC’s website at www.sec.gov. As a foreign private issuer, the Company is exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements. The circulation of this proxy statement should not be taken as an admission that the Company is subject to those proxy rules.

By Order of the Board of Directors

/s/ Dr. Nissim Darvish
Chairperson of the Board of Directors

Dated: July 3, 2023